



SEC MAIL PROCESSING
RECEIVED
JUN 14 2002
WASH. D.C.
155
SECTION

1-14926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E
5-31-02

For the month of May, 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__



PROCESSED
JUN 20 2002
THOMSON
FINANCIAL

Notice of Directors' Holding of Shares of KT Corporation

We hereby inform you that members of the board of directors purchased shares of KT Corporation (formerly known as "Korea Telecom Corp."; NYSE symbol: KTC) from the Government of the Republic of Korea which were sold through public offering on May 23, 2002 (the "Offering"). Details are as follows:

Director	Title	Shares Owned Before the Offering	Shares Owned After the Offering	Type of shares
Sang Chul Lee	President and Chief Executive Officer	194	845	Common share
Tai Won Chung	Senior Executive Officer	1,052	2,044	Common share
Joong Soo Nam	Executive Vice President and Chief Financial Officer	1,842	2,276	Common share
Young Han Song	Executive Vice President	706	1,016	Common share
An Yong Choi	Executive Vice President	994	1,298	Common share
Kyung Joon Lee	Senior Vice President	None	434	Common share
Ki Ho Lee	Non-Standing Director	None	304	Common share
Ju Myung Hwang	Non-Standing Director	None	434	Common share
Hong Seek Chun	Statutory Auditor	None	542	Common share

Changes in the Number of Shares Owned by
Employee Stock Ownership Association

We hereby inform you that the Number of Shares of KT Corporation (formerly known as "Korea Telecom Corp."; NYSE symbol: KTC) owned by KT Corporation Employee Stock Ownership Association. Details are as follows:

1. Details of change

Before change		After change	
Number of shares held	Ownership percentage	Number of shares held	Ownership percentage
7,026	0%	17,714,885	5.68%

2. Reason for change : KT Corporation Employee Stock Ownership Association purchased shares of KT Corporation from the Government of the Republic of Korea which were sold through public offering on May 23, 2002 (the "Offering")

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 31, 2002

KT Corporation

By: Kyu Sung Lee
Name: Kyu Sung Lee
Title: Director